SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                          AMENDMENT NO. 1

                                TO

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                         Hills Stores Company
                           (Name of Issuer)

          Series A Convertible Preferred Stock, $.10 par value
                    (Title of Class of Securities)

                               431691203
                            (CUSIP Number)

                          David P. Levin, Esq.
            Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                           919 Third Avenue
                       New York, New York  10022
                            (212) 715-9100
                (Name, Address and Telephone Number of
                 Person Authorized to Receive Notices
                         and Communications)

                          January 24, 1995
                (Date of Event which Requires Filing
                         of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:   /_/

Check the following box if a fee is being paid with this
statement:   /_/


                       Page 1 of 9 pages

CUSIP No.  431691203
                                               Page 2 of 9 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                     13-3321472

2)    CHECK THE APPROPRIATE BOX IF A
      MEMBER OF A GROUP                       (a)  /_/

                                    (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          WC,OO

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                          /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                        7)          SOLE VOTING POWER
                                    Not Applicable
      NUMBER
      OF                 8)         SHARED VOTING POWER
      SHARES                        287,064 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)         SOLE DISPOSITIVE POWER
      EACH                          Not Applicable
      REPORTING
      PERSON             10)        SHARED DISPOSITIVE POWER
      WITH                          287,064 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      287,064 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9% (See Item 5)

14)   TYPE OF REPORTING PERSON
          PN

CUSIP No.  431691203
                                               Page 3 of 9 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

          DICKSTEIN FOCUS FUND L.P.        13-3746015

2)    CHECK THE APPROPRIATE BOX IF A
      MEMBER OF A GROUP                            (a)  /_/

                                                   (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

                    7)   SOLE VOTING POWER
                         Not Applicable
      NUMBER
      OF            8)   SHARED VOTING POWER
      SHARES             13,800 (See Item 5)
      BENEFICIALLY
      OWNED BY      9)   SOLE DISPOSITIVE POWER
      EACH               Not Applicable
      REPORTING
      PERSON        10)  SHARED DISPOSITIVE POWER
      WITH               13,800 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      13,800 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .4% (See Item 5)

14)   TYPE OF REPORTING PERSON
          PN

CUSIP No.  431691203
                                               Page 4 of 9 Pages
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

          DICKSTEIN INTERNATIONAL LIMITED

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                   (a)  /_/

                                    (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          WC,OO

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                    /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

          BRITISH VIRGIN ISLANDS

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    86,531 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      86,531 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      86,531 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.7% (See Item 5)

14)   TYPE OF REPORTING PERSON
          CO

CUSIP No.  431691203
                                               Page 5 of 9 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.         13-3544838

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                   (a)  /_/

                                                   (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                    /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    300,864 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      300,864 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,864 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.5% (See Item 5)

14)   TYPE OF REPORTING PERSON
          PN

CUSIP No.  431691203
                                               Page 6 of 9 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

          DICKSTEIN PARTNERS INC.          13-3537972

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP                                      (a)  /_/

                                                   (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    387,395 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      387,395 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,395 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.2% (See Item 5)

14)   TYPE OF REPORTING PERSON
          CO

CUSIP No.  431691203
                                               Page 7 of 9 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

          MARK DICKSTEIN

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                   (a)  /_/

                                                   (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                    /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    387,395 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      387,395 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,395 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                       /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.2% (See Item 5)

14)   TYPE OF REPORTING PERSON
          IN

                     Amendment No. 1 to Schedule 13D

          This statement amends the Schedule 13D, dated July 28, 1994 (the "Schedule 13D"), filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect the Series A Convertible Preferred Stock, $.10 par value (the "Preferred Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). The filing of this Amendment No. 1 is made to reflect a change in the Reporting Persons' percentage ownership of the Preferred Stock as a result of a reduction in the total number of outstanding shares of the Preferred Stock as set forth in footnote 1 below. Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

                I. Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration", is hereby amended by adding the following paragraph:

          "Since July 28, 1994 (the date the Reporting Persons initially filed the Schedule 13D), Dickstein Focus has acquired 1,000 shares of Preferred Stock in the open market at a total cost of $20,210 and Dickstein International has acquired 4,000 shares of Preferred Stock in the open market at a total cost of $80,765.
Such amounts were funded out of each entity's working capital, which may include margin loans made by brokerage firms in the ordinary course of business."

                II. Item 5(a) of the Schedule 13(D), "Interest in Securities of the Issuer", is hereby amended and restated as follows:

          (a) The Reporting Persons beneficially own an aggregate of 387,395 shares of Preferred Stock, representing approximately 12.2% of the shares of Preferred Stock outstanding. Dickstein & Co. beneficially owns 287,064 of such shares of Preferred Stock, representing approximately 9% of the shares of Preferred Stock outstanding; Dickstein Focus beneficially owns 13,800 shares of Preferred Stock, representing approximately 0.4% of the shares of Preferred Stock outstanding; and Dickstein International beneficially owns 86,531 of such shares of Preferred Stock, representing approximately 2.7% of the shares of Preferred Stock outstanding.1/ Upon the resolution of all of the Company's pre-petition claims, the Reporting Persons may be entitled to receive additional shares of Preferred Stock pursuant to the Plan of Reorganization.

1/     Percentages are based upon 3,182,107 shares of Preferred
       Stock reported by the Company as being outstanding at January 23, 1995 in the Company's Schedule 13E-4, dated
       January 24, 1995.

                              SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 26, 1995

                      DICKSTEIN & CO., L.P.

                      By:  Alan Cooper, as Vice President of
                      Dickstein Partners Inc., the general partner
                      of Dickstein Partners, L.P., the general
                      partner of Dickstein & Co., L.P.

                      /s/ Alan Cooper
                      Name:  Alan Cooper

                      DICKSTEIN INTERNATIONAL LIMITED

                      By:  Alan Cooper, as Vice President of
                      Dickstein Partners Inc., the agent of
                      Dickstein International Limited

                      /s/ Alan Cooper
                      Name:  Alan Cooper

                      DICKSTEIN FOCUS FUND L.P.

                      By:  Alan Cooper, as Vice President of
                      Dickstein Partners Inc., the general
                      partner of Dickstein Partners, L.P., the
                      general partner of Dickstein Focus Fund
                      L.P.

                      /s/ Alan Cooper
                      Name:  Alan Cooper

                      DICKSTEIN PARTNERS, L.P.

                      By:  Alan Cooper, as Vice President of
                      Dickstein Partners Inc., the general partner
                      of Dickstein Partners, L.P.

                      /s/ Alan Cooper
                      Name:  Alan Cooper

                      DICKSTEIN PARTNERS INC.

                      By:  Alan Cooper, as Vice President

                      /s/ Alan Cooper
                      Name:  Alan Cooper

                      /s/ Mark Dickstein
                      Name:  Mark Dickstein